UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
16 November 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited
27 November 2009
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Fatality at Harmony’s Elandsrand mine
Johannesburg. Friday, 27 November 2009.
Harmony Gold Mining Company
Limited (Harmony) regretfully announces that early this morning a seismically related fall of ground accident occurred at its Elandsrand mine near Carletonville, which resulted in the death of a mineworker.
Management together with the Department of Mineral Resources will commence investigations today.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 16, 2009
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title:   Financial Director